Exhibit 99.1

InflaRx Reports New Mechanistic Data for Izicopan Supporting its Potential as a Best-in-Class C5aR Inhibitor

Jena, Germany, April 9, 2026 – InflaRx N.V. (Nasdaq: IFRX), a biopharmaceutical company pioneering anti-inflammatory therapeutics by targeting the complement system, today announced new in vitro findings demonstrating that izicopan does not exhibit time-dependent inhibition of CYP3A4, an important indicator for the risk for drug-drug interactions (DDIs) and liver toxicity. These results further support izicopan’s potential as a differentiated, best-in-class oral C5a receptor (C5aR) inhibitor.

To build upon previous CYP interaction data for izicopan, which showed only marginal inhibition of CYP3A4 (IC₅₀ = 62 µM) in a time-dependent inhibition (TDI) IC₅₀ shift assay, InflaRx conducted a mechanistically informative Ki-based TDI (Ki/Kinact) study. While TDI shift assays serve as rapid screening tools to identify potential time-dependent inhibition, Ki/Kinact studies provide a more definitive and quantitative assessment, enabling a reliable determination of the presence or absence of time-dependent inhibition.

The Ki-based TDI study confirms that izicopan does not inhibit CYP3A4 (IC₅₀ > 100 µM) and exhibits no time-dependent inhibition up to the highest tested concentration (100 µM), supporting a low risk of clinically relevant DDIs. Using two probe substrates, midazolam (MDZ) and testosterone (TES), no evidence of CYP3A4 time-dependent inhibition was observed, providing mechanistic confirmation of izicopan’s favorable pharmacological profile. This feature is particularly important, as time-dependent CYP3A4 inhibition can result in DDIs, hepatotoxicity, or reduced metabolism of concomitant medications such as corticosteroids.

Prof. Renfeng Guo, Chief Scientific Officer and Founder of InflaRx, commented: “These new mechanistic data highlight izicopan’s differentiated pharmacological profile, demonstrating no CYP3A4 time-dependent inhibition even at high concentrations. Combined with its favorable metabolic stability and human PK/PD profile, izicopan has the potential to minimize drug–drug interaction and liver toxicity risks, offering significant benefits for patients across multiple inflammatory diseases.”

About izicopan

Izicopan is an orally administered, small molecule inhibitor of the C5a receptor C5aR1 that has shown anti-inflammatory therapeutic effects in several pre-clinical disease models and in human studies. Further, in contrast to the marketed C5aR inhibitor, in vitro experiments demonstrated that izicopan does not inhibit the cytochrome P450 3A4 (CYP3A4) enzyme, which plays an important role in the metabolism of a variety of metabolites and drugs, including glucocorticoids. Reported results from a first-in-human study demonstrated that izicopan was well tolerated in treated subjects and exhibited no safety signals of concern in single doses ranging from 3 mg to 240 mg or multiple doses ranging from 30 mg once per day to 90 mg twice per day for 14 days. Pharmacokinetic / pharmacodynamic data support the best-in-class potential of izicopan, with a ≥90% blockade of C5a-induced neutrophil activation achieved over the 14-day dosing period. Topline Phase 2a data further support the safety profile of izicopan, with no reported safety signals of concern. In patients with hidradenitis suppurativa, over 4 weeks of therapy, izicopan provided rapid and clinically meaningful reductions in abscesses and nodules (ANs) and draining tunnels (dTs), robust HiSCR responses that continued to deepen four weeks after the treatment period, and substantial reductions in patient-reported pain scores, overall demonstrating the potential for biologic-like efficacy. In chronic spontaneous urticaria, InflaRx observed substantial reductions in the 7-day Urticaria Activity Score (UAS7) broadly across patients and particularly in those with severe disease, as well as improved disease control as measured by the Urticaria Control Test (UCT7).

About InflaRx N.V.

InflaRx (Nasdaq: IFRX) is a biopharmaceutical company pioneering anti-inflammatory therapeutics by applying its proprietary anti-C5a and anti-C5aR technologies to discover, develop and commercialize highly potent and specific inhibitors of the complement activation factor C5a and its receptor, C5aR. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of inflammatory diseases. InflaRx’s lead program is izicopan, an orally administered small molecule inhibitor of C5a-induced signaling via the C5a receptor, which has shown promising PK/PD characteristics as well as therapeutic potential in Phase 1 and Phase 2a clinical studies. The Company is developing izicopan for the treatment of several inflammatory diseases, including hidradenitis suppurativa. InflaRx also has developed vilobelimab, a novel, intravenously delivered, first-in-class, anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical studies.

InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information, please visit www.inflarx.de. InflaRx GmbH (Germany) and InflaRx Pharmaceuticals Inc. (USA) are wholly owned subsidiaries of InflaRx N.V. (together, InflaRx).

Contacts:

InflaRx N.V.	MC Services AG
Jan Medina, CFA Vice President, Head of Investor Relations Email: IR@inflarx.de	Katja Arnold, Laurie Doyle, Dr. Regina Lutz Email: inflarx@mc-services.eu Europe: +49 89-210 2280 U.S.: +1-339-832-0752

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue,” among others. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the success of our future clinical trials for vilobelimab’s treatment of other debilitating or life-threatening inflammatory indications, including acute respiratory distress syndrome, or ARDS; potential strategic transactions or collaborations, including a potential partnership of izicopan, or vilobelimab for PG; the success of our future clinical trials for izicopan, and whether such clinical results will reflect results seen in previously conducted pre-clinical studies and clinical trials; the timing, progress and results of pre-clinical studies and clinical trials of vilobelimab, izicopan and any other of our product candidates and statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally; our interactions with regulators regarding the results of clinical trials and potential regulatory approval pathways, including related to our biologics license application submission for GOHIBIC (vilobelimab), and our ability to obtain and maintain full regulatory approval of vilobelimab or GOHIBIC (vilobelimab) for any indication; whether the FDA, or any comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials; our ability to leverage our proprietary anti-C5a and anti-C5aR technologies to discover and develop therapies to treat complement-mediated immunological and inflammatory diseases; our ability to protect, maintain and enforce our intellectual property protection for vilobelimab, izicopan and any other product candidates, and the scope of such protection; our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers and our ability to engage additional third-party manufacturers for our planned future clinical trials and for commercial supply of vilobelimab and for the finished product GOHIBIC (vilobelimab); our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing; our ability to defend against liability claims resulting from the testing of our product candidates in the clinic or, if approved, any commercial sales; if any of our product candidates obtain regulatory approval, our ability to comply with and satisfy ongoing obligations and continued regulatory overview; our ability to comply with enacted and future legislation in seeking marketing approval or commercialization; our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; and our competitive position and the development of and projections relating to our competitors in the development of C5a and C5aR inhibitors or our industry; and the risks, uncertainties and other factors described under the heading “Risk Factors” in our periodic filings with the SEC. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.